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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CHIC by H.I.S., Inc.
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    167113109
                                 --------------
                                 (CUSIP Number)

Mr. J. Ezra Merkin                    With a copy to:
Gabriel Capital, L.P.                 Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201            Shereff, Friedman, Hoffman & Goodman, LLP
New York, New York  10022             919 Third Avenue
(212) 838-7200                        New York, New York 10022
                                      (212) 758-9500
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 21, 1997
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 167113109                             Page    2    of    11      Pages
          ----------                                 -------     ---------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gabriel Capital, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          355,578
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        355,578

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    355,578

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    3.6%

14       TYPE OF REPORTING PERSON*
                                    PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP No.  167113109                           Page    3    of     11      Pages
          -------------                             -------     ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Fund Limited

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         CAYMAN ISLANDS

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          524,522
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        524,522

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    524,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.4%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP No.  167113109                           Page    4    of   11        Pages
          ---------------------                     -------     ----------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ariel Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          524,522
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        524,522

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                    524,522

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    5.4%

14       TYPE OF REPORTING PERSON*
                                    CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  167113109                             Page    5    of     11    Pages
          ---------------------                       -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          880,100
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        880,100

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                       880,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    9.0%

14       TYPE OF REPORTING PERSON*
                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D
                                 Amendment No. 1

                  This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of June 26, 1997 (the "Schedule 13D") filed jointly by Gabriel Capital L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp., a Delaware corporation ("Ariel") and the Investment Advisor of Ariel Fund, and J. Ezra Merkin ("Merkin"), the General Partner of Gabriel (collectively, the "Reporting Persons") relating to the common stock, $.01 par value per share (the "Common Stock") of CHIC by H.I.S., Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1372 Broadway, New York, NY 10018. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.           Source and Amount of Funds

                  Item 3 is hereby amended to add the following:

                  From July 7, 1997 through August 21, 1997, Gabriel purchased an aggregate of 151,287 shares of Common Stock at an aggregate cost of $1,046,656 using its own funds. In addition, Ariel Fund purchased an aggregate of 223,185 shares of Common Stock at an aggregate cost of $2,436,621 using its own funds. See Item 5 and Schedule I hereto.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) and (b) Gabriel is the beneficial owner of 355,578 shares of Common Stock, for a total beneficial ownership of 3.6% of the outstanding shares of Common Stock.

                  Ariel Fund is the beneficial owner of 524,522 shares of Common Stock, for a total beneficial ownership of 5.4% of the outstanding shares of Common Stock.

                  Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 524,522 shares of Common Stock owned by Ariel Fund. Accordingly, Ariel may be deemed to be the beneficial owner of 524,522 shares of Common Stock, or 5.4% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 355,578 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 524,522 shares of Common Stock owned by Ariel

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Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 880,100 shares of Common Stock, or 9.0% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 9,753,868 outstanding shares of Common Stock of the Issuer as of June 12, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended May 3, 1997

                  (c) Schedule I indicates the transactions effected by the Reporting Persons in the Common Stock during the past 60 days. Except as indicated, all such trades were purchases and were effected through the public markets.

                  (d) Not Applicable.

                  (e) Not Applicable.

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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         GABRIEL CAPITAL, L.P.

                                         By: /s/ J. Ezra Merkin
                                            --------------------------------
                                             Name:  J. Ezra Merkin
                                             Title: General Partner

                                         ARIEL FUND LIMITED

                                         By: MEESPIERSON MANAGEMENT
                                               (CAYMAN) LIMITED

                                         By: /s/ R.H. Hanson; /s/ S. Cayasso
                                            --------------------------------
                                             Name:  R.H. Hanson; S. Cayasso
                                             Title: Director; Asst. Secretary

                                         ARIEL MANAGEMENT CORP.

                                         By: /s/ J. Ezra Merkin
                                            --------------------------------
                                             Name:  J. Ezra Merkin
                                             Title: President

                                         /s/ J. Ezra Merkin
                                         -----------------------------------
                                         J. EZRA MERKIN

Dated: August 28, 1997

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                                   SCHEDULE I

      Purchases and Sales of Shares of Common Stock Within the Last 60 Days

                                         Number of Shares
                                   ----------------------------
                       Aggregate
            Price Per    Share      Ariel               Private
  Date        Share      Amount     Fund      Gabriel   Account
 ------      -------    --------   ------    ---------  -------

7/7/97(1)    $6.50        22,672        0           0    22,672
7/7/97(2)     6.50        22,672   13,513       9,159         0
7/14/97       6.375       10,000    5,960       4,040         0
7/18/97       6.50        20,000   11,920       8,080         0
7/21/97       6.50         6,200    3,695       2,505         0
7/24/97       6.50         8,000    4,768       3,232         0
7/25/97       6.50         4,500    2,682       1,818         0
8/4/97        6.50         4,600    2,742       1,858         0
8/12/97       6.625       15,000    8,940       6,060         0
8/13/97       6.625        1,500      894         606         0
8/19/97       6.875       10,000    5,960       4,040         0
8/21/97       7.06       200,000  119,200      80,800         0
8/25/97       6.9375       1,800    1,073         727         0
8/26/97       7.00        70,200   41,838      28,362         0

--------

     (1)  Private Sale

     (2)  Private Purchase